                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 6)

                    Under the Securities Exchange Act of 1934



                           Coventry Health Care, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    222862104
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Stephen Distler
                         E.M. Warburg, Pincus & Co., LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Steven J. Gartner, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                   May 5, 2000
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 222853103                                           Page 1 of 15 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Equity Partners, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
    NUMBER OF         --------- ------------------------------------------------
     SHARES              8      SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                    0
      EACH            --------- ------------------------------------------------
   REPORTING             9      SOLE DISPOSITIVE POWER
  PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                10,294,987 (See Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            10,294,987 (See Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            15.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 222853103                                           Page 2 of 15 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Netherlands Equity Partners I, C.V.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Netherlands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
    NUMBER OF         --------- ------------------------------------------------
     SHARES              8      SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                    0
      EACH            --------- ------------------------------------------------
   REPORTING             9      SOLE DISPOSITIVE POWER
  PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                10,294,987 (See Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            10,294,987 (See Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            15.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 222853103                                           Page 3 of 15 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Netherlands Equity Partners II, C.V.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Netherlands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
    NUMBER OF         --------- ------------------------------------------------
     SHARES              8      SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                    0
      EACH            --------- ------------------------------------------------
   REPORTING             9      SOLE DISPOSITIVE POWER
  PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                10,294,987 (See Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            10,294,987 (See Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            15.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 222853103                                           Page 4 of 15 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Netherlands Equity Partners III, C.V.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
    NUMBER OF         --------- ------------------------------------------------
     SHARES              8      SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                    0
      EACH            --------- ------------------------------------------------
   REPORTING             9      SOLE DISPOSITIVE POWER
  PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                10,294,987 (See Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            10,294,987 (See Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            15.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 222853103                                           Page 5 of 15 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Ventures, L.P.                      I.D. #13-3784037
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
    NUMBER OF         --------- ------------------------------------------------
     SHARES              8      SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                    0
      EACH            --------- ------------------------------------------------
   REPORTING             9      SOLE DISPOSITIVE POWER
  PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                10,294,987 (See Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            10,294,987 (See Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            15.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 222853103                                           Page 6 of 15 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus & Co.                               I.D. #13-6358475
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
    NUMBER OF         --------- ------------------------------------------------
     SHARES              8      SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                    0
      EACH            --------- ------------------------------------------------
   REPORTING             9      SOLE DISPOSITIVE POWER
  PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                10,294,987 (See Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            10,294,987 (See Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            15.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 222853103                                           Page 7 of 15 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            E.M. Warburg, Pincus & Co., LLC                     I.D. #13-3536050
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
    NUMBER OF         --------- ------------------------------------------------
     SHARES              8      SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                    0
      EACH            --------- ------------------------------------------------
   REPORTING             9      SOLE DISPOSITIVE POWER
  PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                10,294,987 (See Item 5)
----------- --------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            10,294,987 (See Item 5)
----------- --------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            15.9%
----------- --------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 222853103                                           Page 8 of 15 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Patrick T. Hackett
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                5,000
    NUMBER OF         --------- ------------------------------------------------
     SHARES              8      SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                    10,294,987 (See Item 5)
      EACH            --------- ------------------------------------------------
   REPORTING             9      SOLE DISPOSITIVE POWER
  PERSON WITH
                                5,000
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                10,294,987 (See Item 5)
----------- --------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            10,299,987  (See Item 5)
----------- --------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            15.9%
----------- --------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 222853103                                           Page 9 of 15 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Joel Ackerman
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
    NUMBER OF         --------- ------------------------------------------------
     SHARES              8      SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                    10,294,987 (See Item 5)
      EACH            --------- ------------------------------------------------
   REPORTING             9      SOLE DISPOSITIVE POWER
  PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                10,294,987 (See Item 5)
----------- --------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            10,294,987  (See Item 5)
----------- --------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            15.9%
----------- --------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                          -------------------
CUSIP No. 222853103                                          Page 10 of 15 Pages
-------------------                                          -------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Jonathan S. Leff
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
    NUMBER OF         --------- ------------------------------------------------
     SHARES              8      SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                    10,294,987 (See Item 5)
      EACH            --------- ------------------------------------------------
   REPORTING             9      SOLE DISPOSITIVE POWER
  PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                10,294,987 (See Item 5)
----------- --------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            10,294,987  (See Item 5)
----------- --------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            15.9%
----------- --------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 6 amends the Schedule 13D filed on September 3, 1999 (as amended, the "Schedule 13D") on behalf of Warburg, Pincus Ventures, L.P., a Delaware limited partnership ("Ventures"), E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW"), Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), Warburg, Pincus Netherlands Equity Partners I, C.V., a Netherlands limited partnership ("WPNEPI"), Warburg, Pincus Netherlands Equity Partners II, C.V., a Netherlands limited partnership ("WPNEPII"), Warburg, Pincus Netherlands Equity Partners III, C.V., a Netherlands limited partnership ("WPNEPIII" and together with WPEP, WPNEPI, and WPNEPII, the "Equity Partners"), Warburg, Pincus & Co., a New York general partnership ("WP"), and Patrick T. Hackett, Joel Ackerman and Jonathan S. Leff (the "Trustees"), as trustees of a voting trust (the "Voting Trust") under a voting trust agreement, dated as of April 15, 1997 (as supplemented on November 12, 1997, the "Voting Trust Agreement"), relating to the common stock, par value $0.01 per share, of Coventry Health Care, Inc., a Delaware corporation (the "Company") (the Trustees, collectively with Ventures, WPEP, WPNEPI, WPNEPII, WPNEPIII, WP and EMW, the "Reporting Persons"). Unless the context otherwise requires, references herein to the "Common Stock" are to the Common Stock of Coventry Health Care, Inc., par value $.01 per share.

     The Voting Trust has the sole irrevocable power to vote all of the shares of Common Stock which Ventures may acquire upon conversion or exercise of the Securities until April 15, 2007; provided, however, that Ventures may terminate the Voting Trust upon written notice to the trustees thereunder if Ventures is deemed to own beneficially (within the meaning of Rule 13d-3 under the Exchange Act, as defined below) less than ten percent (10%) of the then outstanding shares of Common Stock.

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The agreement among the Reporting Persons to file jointly (the "Joint Filing Agreement") is attached hereto as Exhibit 4. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock (as defined below), other than those reported herein as being owned by it.

     Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2. Identity and Background.

     Item 2 of the Schedule 13D is hereby amended and restated in its entirety by the following:

     This statement is filed by Ventures, WP, EMW, the Equity Partners and the Trustees. The sole general partner of Ventures and the Equity Partners is WP. EMW manages Ventures and the Equity Partners. Lionel I. Pincus is the managing partner of WP and the managing member of EMW and may be deemed to control both WP and EMW. The general partners of WP and the members of EMW, and their respective principal business addresses and principal occupations are set forth on

Schedule I hereto. As discussed above, Ventures has vested the power to vote all of the shares of Common Stock which it may acquire from the Company in the Voting Trust. The Voting Trust Agreement is incorporated herein by reference to
Exhibit 2 of the Schedule 13D filed on May 19, 1997 on behalf of certain of the Reporting Persons.

     (b) The address of the principal business and principal office of each of the Reporting Persons is 466 Lexington Avenue, New York, New York 10017.

     (c) The principal business of Ventures and the Equity Partners is that of partnerships engaged in making venture capital and related investments. The principal business of WP is acting as general partner of the Equity Partners, Ventures, Warburg Pincus Investors, L.P., Warburg, Pincus Capital Company, L.P. and certain related funds. The principal business of EMW is acting as manager of the Equity Partners, Ventures, Warburg, Pincus Investors, L.P., and Warburg, Pincus Capital Company, L.P. The sole purpose of the Voting Trust is to exercise the power to vote all of the shares of Common Stock which Ventures may acquire until April 15, 2007.

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of the directors, executive officers, general partners or members referred to in paragraph (a) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons nor, to the best of their knowledge, any of the directors, executive officers, general partners or members referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Except as otherwise indicated on Schedule I hereto, each of the individuals referred to in paragraph (a) above is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following:

     "The total amount of funds required to purchase the Common Stock pursuant to the Purchase Agreement (as defined below) will be approximately $100,000,000, and will be furnished from the working capital of the Equity Partners."

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

"See also Item 6."

Item 5. Interest in Securities of the Issuer.

     The Reporting Persons, including the Equity Partners, are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each Reporting

Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

     Upon consummation of the acquisition of shares of Common Stock pursuant to the Purchase Agreement (defined below), the Reporting Persons will beneficially own 20,294,987 shares of Common Stock, or 31.3% of the shares of Common Stock (based on the number of shares of Common Stock outstanding as of April 2000).

Item 6. Contracts, Arrangements, Understandings or
        Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following:

     On May 5, 2000, the Equity Partners and Principal Health Care, Inc. ("Principal") entered into a purchase agreement (the "Purchase Agreement") whereby the Equity Partners have agreed to purchase 10,000,000 shares of Common Stock currently owned by Principal at a purchase price of $10.00 per share for an aggregate purchase price of $100,000,000. The Purchase Agreement is subject to certain conditions including, without limitation, the receipt of regulatory and governmental approvals. The foregoing summary of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement which is filed as Exhibit 1 hereto and incorporated by reference.

     In connection with the execution of the Purchase Agreement and in order to obtain the Company's consent to the transaction with Principal, the Company, Ventures and the Equity Partners entered into a shareholders agreement dated May 5, 2000 (the "Shareholders Agreement"). The Shareholders Agreement provides that Ventures and the Equity Partners will not, directly or indirectly, sell or otherwise Transfer (as defined in the Shareholders Agreement) any shares of Common Stock Owned (as defined in the Shareholders Agreement) by them, except pursuant to an effective registration under the Securities Act (as defined in the Shareholders Agreement) or in a transaction which, in the opinion of counsel reasonably satisfactory to the Company, qualifies as an exempt transaction under the Securities Act and the rules and regulations promulgated thereunder. The Shareholders Agreement further provides that on or before the fifth anniversary of the Closing Date (as defined in the Shareholders Agreement), they will not, directly or indirectly, sell or otherwise Transfer, or permit any of their Affiliates (as defined in the Shareholders Agreement), directly or indirectly, to sell or to Transfer any shares of Common Stock Owned by them to any person if such person (together with the Affiliates of such person) would Own, after giving effect to such sale or Transfer, more than 9.9% of the outstanding shares of Common Stock, provided, however, that the Equity Partners and Ventures the may sell or Transfer shares of Common Stock to one of their Affiliates if such Affiliate agrees to be bound by the terms of this Agreement. The foregoing restrictions shall not apply to any sale or Transfer made (A) pursuant to an effective registration under the Securities Act, (B) pursuant to and in compliance with Rule 144 under the Securities Act, (C) pursuant to a pro rata distribution by any of Ventures, the Equity Partners to their partners or (D) with the written consent of the Company's Board of Directors.

     In addition, Ventures and the Equity Partners also covenanted and agreed that, on or before the fifth anniversary of the Closing Date, they would not, and would cause their respective Affiliates to not, without the prior written consent of a majority of the members of the Company's Board of Directors, do any of the following: (i) acquire, offer or agree to acquire any shares of Common Stock (or options or warrants to acquire, or securities convertible into or exchangeable for, shares of Common Stock) if, as a result of such acquisition, the Equity Partners and Ventures (together with any of their respective Affiliates) would Own more than a number of shares of Common Stock in excess of a number equal to 34.9% of the outstanding shares of Common Stock on a fully diluted basis; (ii) directly or indirectly commence or participate in a solicitation of proxies either to oppose the election of any person to the Board of Directors or to seek the removal of any Person from the Board of Directors, which person has been nominated by the Nominating Committee of the Board of Directors (as defined in the Shareholders Agreement); or (iii) directly or indirectly make or solicit or assist any third party to make a tender or exchange offer to purchase any shares of Common Stock or make any public announcement concerning, or submit any written proposal to the Board of Directors of the Company for a merger, share exchange, acquisition of substantially all of the assets or similar transaction involving the Company. The foregoing summary of the Shareholders Agreement is qualified in its entirety by reference to the Shareholders Agreement which is filed as Exhibit 2 hereto and incorporated by reference.

     In addition, the Company amended the Rights Agreement between the Company and ChaseMellon Shareholder Services, LLC to permit the acquisition by the Equity Partners of the Common Stock referenced above as provided in the Shareholders Agreement. The foregoing summary of the Rights Agreement is qualified in its entirety by reference to the Rights Agreement which is filed as
Exhibit 3 hereto and incorporated by reference.

Item 7. Material to be Filed as Exhibits.

     1. Purchase Agreement by and among Principal Health Care, Inc. and the Equity Partners, dated May 5, 2000.

     2. Shareholders Agreement between and among the Company, Ventures and the Equity Partners, dated May 5, 2000

     3. Amendment No. 2 to Rights Agreement between the Company and ChaseMellon Shareholder Services, LLC, dated May 5, 2000.

     4. Joint Filing Agreement among the Reporting Persons, dated May 12, 2000.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: May 11, 2000                     WARBURG, PINCUS VENTURES, L.P.

                                        By: Warburg, Pincus & Co.,
                                            General Partner

                                        By: /s/ Stephen Distler
                                            ------------------------------
                                            Partner

Dated: May 11, 2000                     WARBURG, PINCUS & CO.

                                        By: /s/ Stephen Distler
                                            ------------------------------
                                            Partner


Dated: May 11, 2000                     E.M. WARBURG, PINCUS & CO., LLC

                                        By: /s/ Stephen Distler
                                            ------------------------------
                                            Member


Dated: May 11, 2000                     WARBURG, PINCUS EQUITY PARTNERS, L.P.

                                        By: Warburg, Pincus & Co.,
                                            General Partner

                                        By: /s/ Stephen Distler
                                            ------------------------------
                                            Member


Dated: May 11, 2000                     By: /s/ Joel Ackerman
                                            ------------------------------
                                            Name: Joel Ackerman
                                                  Trustee


Dated: May 11, 2000                     By: /s/ Patrick Hackett
                                            ------------------------------
                                            Name: Patrick Hackett
                                                  Trustee


Dated: May 11, 2000                     By: /s/ Jonathan Leff
                                            ------------------------------
                                            Name: Jonathan Leff
                                                  Trustee

                                   SCHEDULE I

     Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co., L.P. ("WP") and members of E.M. Warburg, Pincus & Co., LLC ("EMW LLC"). The sole general partner of Warburg, Pincus Equity Partners, L.P. ("WPEP") is WP. WPEP, WP and EMW LLC are hereinafter referred to as the "Reporting Persons". Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

                             GENERAL PARTNERS OF WP
                             ----------------------

--------------------------- ----------------------------------------------------
                                  PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                     TO POSITION WITH WP, AND POSITIONS
           NAME                          WITH THE REPORTING ENTITIES
--------------------------- ----------------------------------------------------
Joel Ackerman               Partner of WP; Member and Managing Director
                            of EMW LLC
--------------------------- ----------------------------------------------------
Alan E. Baratz              Partner of WP; Member and Managing Director of EMW
                            LLC
--------------------------- ----------------------------------------------------
Harold Brown                Partner of WP; Member and Senior Managing Director
                            of EMW LLC
--------------------------- ----------------------------------------------------
W. Bowman Cutter            Partner of WP; Member and Managing Director
                            of EMW LLC
--------------------------- ----------------------------------------------------
Cary J. Davis               Partner of WP; Member and Managing Director
                            of EMW LLC
--------------------------- ----------------------------------------------------
Stephen Distler             Partner of WP; Member, Managing Director and
                            Treasurer of EMW LLC
--------------------------- ----------------------------------------------------
Stewart K. P. Gross         Partner of WP; Member and Managing Director
                            of EMW LLC
--------------------------- ----------------------------------------------------
Patrick T. Hackett          Partner of WP; Member and Managing Director
                            of EMW LLC
--------------------------- ----------------------------------------------------
Jeffrey A. Harris           Partner of WP; Member and Managing Director
                            of EMW LLC
--------------------------- ----------------------------------------------------
William H. Janeway          Partner of WP; Member and Senior Managing Director
                            of EMW LLC
--------------------------- ----------------------------------------------------
Douglas M. Karp             Partner of WP; Member and Managing Director
                            of EMW LLC
--------------------------- ----------------------------------------------------
Charles R. Kaye             Partner of WP; Member and Managing Director
                            of EMW LLC
--------------------------- ----------------------------------------------------
Henry Kressel               Partner of WP; Member and Managing Director
                            of EMW LLC
--------------------------- ----------------------------------------------------
Joseph P. Landy             Partner of WP; Member and Managing Director
                            of EMW LLC
--------------------------- ----------------------------------------------------
Sidney Lapidus              Partner of WP; Member and Managing Director
                            of EMW LLC
--------------------------- ----------------------------------------------------
Kewsong Lee                 Partner of WP; Member and Managing Director
                            of EMW LLC
--------------------------- ----------------------------------------------------

--------------------------- ----------------------------------------------------
                                  PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                     TO POSITION WITH WP, AND POSITIONS
           NAME                          WITH THE REPORTING ENTITIES
--------------------------- ----------------------------------------------------
Jonathan S. Leff            Partner of WP; Member and Managing Director
                            of EMW LLC
--------------------------- ----------------------------------------------------
Reuben S. Leibowitz         Partner of WP; Member and Managing Director
                            of EMW LLC
--------------------------- ----------------------------------------------------
David E. Libowitz           Partner of WP; Member and Managing Director
                            of EMW LLC
--------------------------- ----------------------------------------------------
Nancy Martin                Partner of WP; Member and Managing Director
                            of EMW LLC
--------------------------- ----------------------------------------------------
Edward J. McKinley          Partner of WP; Member and Managing Director
                            of EMW LLC
--------------------------- ----------------------------------------------------
Rodman W. Moorhead III      Partner of WP; Member and Senior Managing Director
                            of EMW LLC
--------------------------- ----------------------------------------------------
Howard H. Newman            Partner of WP; Member and Managing Director
                            of EMW LLC
--------------------------- ----------------------------------------------------
Gary D. Nusbaum             Partner of WP; Member and Managing Director
                            of EMW LLC
--------------------------- ----------------------------------------------------
Dalip Pathak                Partner of WP; Member and Managing Director
                            of EMW LLC
--------------------------- ----------------------------------------------------
Lionel I. Pincus            Managing Partner of WP; Managing Member, Chairman of
                            the Board, and Chief Executive Officer of EMW LLC
--------------------------- ----------------------------------------------------
John D. Santoleri           Partner of WP; Member and Managing Director
                            of EMW LLC
--------------------------- ----------------------------------------------------
Henry B. Schact             Partner of WP; Member and Managing Director
                            of EMW LLC
--------------------------- ----------------------------------------------------
Steven G. Schneider         Partner of WP; Member and Managing Director
                            of EMW LLC
--------------------------- ----------------------------------------------------
John L. Vogelstein          Partner of WP; Member and Vice Chairman of
                            EMW LLC
--------------------------- ----------------------------------------------------
Elizabeth H. Weatherman     Partner of WP; Member and Managing Director
                            of EMW LLC
--------------------------- ----------------------------------------------------
Pincus & Co.*
--------------------------- ----------------------------------------------------
NL & Co.**
--------------------------- ----------------------------------------------------
---------------------

* New York limited partnership; primary activity is ownership interest in WP and EMW LLC.

**   New York limited partnership; primary activity is ownership interest in WP.

As of 5/00

                               MEMBERS OF EMW LLC
                               ------------------

---------------------------- ---------------------------------------------------
                                  PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                     TO POSITION WITH EMW AND POSITIONS
           NAME                          WITH THE REPORTING ENTITIES
---------------------------- ---------------------------------------------------
Joel Ackerman                Member and Managing Director of EMW LLC;
                             Partner of WP
---------------------------- ---------------------------------------------------
Alan E. Baratz               Member and Managing Director of EMW LLC; Partner
                             of WP
---------------------------- ---------------------------------------------------
Frank M. Brochin (3)         Member and Managing Director of EMW LLC

---------------------------- ---------------------------------------------------
Harold Brown                 Member and Senior Managing Director of EMW LLC
                             LLC; Partner of WP
---------------------------- ---------------------------------------------------
W. Bowman Cutter             Member and Managing Director of EMW LLC;
                             Partner of WP
---------------------------- ---------------------------------------------------
Cary J. Davis                Member and Managing Director of EMW LLC;
                             Partner of WP
---------------------------- ---------------------------------------------------
Stephen Distler              Member, Managing Director, and Treasurer of
                             EMW LLC; Partner of WP
---------------------------- ---------------------------------------------------
Tetsuya Fukagawa (5)         Member and Managing Director of EMW LLC
---------------------------- ---------------------------------------------------
Stewart K. P. Gross          Member and Managing Director of EMW LLC;
                             Partner of WP
---------------------------- ---------------------------------------------------
Alf Grunwald (4)             Member and Managing Director of EMW LLC
---------------------------- ---------------------------------------------------
Patrick T. Hackett           Member and Managing Director of EMW LLC;
                             Partner of WP
---------------------------- ---------------------------------------------------
Jeffrey A. Harris            Member and Managing Director of EMW LLC;
                             Partner of WP
---------------------------- ---------------------------------------------------
Roberto Italia (6)           Member and Managing Director of EMW LLC
---------------------------- ---------------------------------------------------
William H. Janeway           Member and Senior Managing Director of EMW
                             LLC; Partner of WP
---------------------------- ---------------------------------------------------
Douglas M. Karp              Member and Managing Director of EMW LLC;
                             Partner of WP
---------------------------- ---------------------------------------------------
Charles R. Kaye              Member and Managing Director of EMW LLC;
                             Partner of WP
---------------------------- ---------------------------------------------------
Henry Kressel                Member and Managing Director of EMW LLC;
                             Partner of WP
---------------------------- ---------------------------------------------------

---------------------------- ---------------------------------------------------
                                  PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                     TO POSITION WITH EMW AND POSITIONS
           NAME                          WITH THE REPORTING ENTITIES
---------------------------- ---------------------------------------------------
Rajiv B. Lall (1)            Member and Managing Director of EMW LLC
---------------------------- ---------------------------------------------------
Joseph P. Landy              Member and Managing Director of EMW LLC;
                             Partner of WP
---------------------------- ---------------------------------------------------
Sidney Lapidus               Member and Managing Director of EMW LLC;
                             Partner of WP
---------------------------- ---------------------------------------------------
Kewsong Lee                  Member and Managing Director of EMW LLC;
                             Partner of WP
---------------------------- ---------------------------------------------------
Jonathan S. Leff             Member and Managing Director of EMW LLC;
                             Partner of WP
---------------------------- ---------------------------------------------------
Reuben S. Leibowitz          Member and Managing Director of EMW LLC;
                             Partner of WP
---------------------------- ---------------------------------------------------
David E. Libowitz            Member and Managing Director of EMW LLC;
                             Partner of WP
---------------------------- ---------------------------------------------------
Nicholas J. Lowcock (3)      Member and Managing Director of EMW LLC
---------------------------- ---------------------------------------------------
John W. MacIntosh (2)        Member and Managing Director of EMW LLC
---------------------------- ---------------------------------------------------
Nancy Martin                 Member and Managing Director of EMW LLC;
                             Partner of WP
---------------------------- ---------------------------------------------------
Edward J. McKinley           Member and Managing Director of EMW LLC;
                             Partner of WP
---------------------------- ---------------------------------------------------
James McNaught-Davis (3)     Member and Managing Director of EMW LLC
---------------------------- ---------------------------------------------------
Rodman W. Moorhead III       Member and Managing Director of EMW LLC;
                             Partner of WP
---------------------------- ---------------------------------------------------
Howard H. Newman             Member and Managing Director of EMW LLC;
                             Partner of WP
---------------------------- ---------------------------------------------------
Gary D. Nusbaum              Member and Managing Director of EMW LLC;
                             Partner of WP
---------------------------- ---------------------------------------------------
Dalip Pathak                 Member and Managing Director of EMW LLC;
                             Partner of WP
---------------------------- ---------------------------------------------------
Lionel I. Pincus             Managing Member, Chairman of the Board and
                             Chief Executive of EMW LLC; Managing
                             Partner of WP
---------------------------- ---------------------------------------------------
John D. Santoleri            Member and Managing Director of EMW LLC;
                             Partner of WP
---------------------------- ---------------------------------------------------
Henry B. Schact              Member and Managing Director of EMW LLC;
                             Partner of WP
---------------------------- ---------------------------------------------------

---------------------------- ---------------------------------------------------
                                  PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                     TO POSITION WITH EMW AND POSITIONS
           NAME                          WITH THE REPORTING ENTITIES
---------------------------- ---------------------------------------------------
Steven G. Schneider          Member and Managing Director of EMW LLC;
                             Partner of WP
---------------------------- ---------------------------------------------------
Dominic H. Shorthouse (3)    Member and Managing Director of EMW LLC
---------------------------- ---------------------------------------------------
Chang Q. Sun (4)             Member and Managing Director of EMW LLC
---------------------------- ---------------------------------------------------
John L. Vogelstein           Member and Vice Chairman of EMW LLC;
                             Partner of WP
---------------------------- ---------------------------------------------------
Elizabeth H. Weatherman      Member and Managing Director of EMW LLC;
                             Partner of WP
---------------------------- ---------------------------------------------------
Jeremy S. Young (3)          Member and Managing Director of EMW LLC
---------------------------- ---------------------------------------------------
Pincus & Co.*
---------------------------- ---------------------------------------------------
---------------------

(1) - Citizen of India
(2) - Citizen of Canada
(3) - Citizen of United Kingdom
(4) - Citizen of Germany
(5) - Citizen of China
(6) - Citizen of Italy


* New York limited partnership; primary activity is ownership interest in WP and EMW